EXHIBIT 8.2

____________, 2009

Board of Directors
Premier Financial Bancorp, Inc.
Abigail Adams National Bancorp, Inc.
1130 Connecticut Avenue, NW
Washington, DC 20036

Re:	Certain Federal Tax Consequences of the Acquisition of
Abigail Adams National Bancorp, Inc. by Premier Financial Bancorp, Inc.

Ladies and Gentlemen:

You have requested an opinion as to the federal income tax consequences of the following proposed transactions, pursuant to the Agreement of Merger dated as of December 30, 2008 by and between Premier Financial Bancorp, Inc., a corporation organized under the laws of the Commonwealth of Kentucky (“Premier”), and Abigail Adams National Bancorp, Inc., a corporation organized under the laws of Delaware (“Adams”), (the Agreement of Merger shall be referred to as the “Merger Agreement”):  (i) the organization by Premier of a wholly-owned subsidiary (“Premier Subsidiary”), and (ii) the merger of Premier Subsidiary with Adams, with Adams as the surviving entity (the “Merger”), whereby each of the issued and outstanding shares of Adams common stock will automatically be converted into the right to receive shares of Premier common stock based on an exchange ratio set forth in the Merger Agreement.  This letter does not address the state and local tax consequences of the transactions.  The terms used but not defined herein, whether capitalized or not, shall have the same meaning as in the Merger Agreement.

For purposes of this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of (i) the Merger Agreement, and (ii) such other documents as we have deemed necessary or appropriate in order to enable us to render the opinions below.  In our examination, we have assumed the genuineness of all signatures where due execution and delivery are requirements to the effectiveness thereof, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies. In rendering the opinion set forth below, we have relied, with the consent of Premier and the consent of Adams upon certain written representations of each of the parties hereto (which representations we have neither investigated nor verified).  We have also relied upon the accuracy of the Registration Statement on Form S-4 filed by Premier with the Securities and Exchange Commission in connection with the Merger (the “Registration Statement”) and the Prospectus/Proxy Statement contained therein (the “Prospectus/Proxy Statement”).  We also have assumed that the parties have complied with and, if applicable, will continue to comply with, the covenants contained in the Merger Agreement.

We have also assumed that: (i) the transactions contemplated by the Merger Agreement will be consummated in accordance therewith and as described in the Proxy Statement/Prospectus (and no transaction or condition described therein and affecting this opinion will be waived by any party); and (ii) the Merger will be reported by Premier and Adams on their respective United States federal income tax returns in a manner consistent with the opinion set forth below.

In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, pertinent judicial authorities, interpretative rulings of the Internal Revenue Service and such other authorities as we have considered relevant.  We have also assumed that the transactions contemplated by the Merger Agreement will be consummated strictly in accordance with the Merger Agreement.

Based solely upon and subject to the foregoing, it is our opinion that, under presently applicable law, the following will be the material federal income tax consequences of the transaction.

OPINION

Based solely upon the foregoing representations and information and assuming the transactions occur in accordance with the Merger Agreement (and taking into consideration the limitations at the end of this opinion), it is our opinion and we expect that under current federal income tax law:

1.    The Merger, when consummated in accordance with the terms hereof, either will constitute a reorganization within the meaning of Section 368(a) of the Code, or will be treated as part of a reorganization within the meaning of Section 368(a) of the Code;

2.    Premier, Premier Subsidiary, and Adams will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

3.    For federal income tax purposes, no gain or loss will be recognized by Premier, Premier Subsidiary, or Adams as a result of the Merger;

4.          The exchange of Adams  common stock to the extent exchanged for Premier common stock will not give rise to the recognition of gain or loss for federal income tax purposes to the stockholders of Adams, except that gain or loss may be recognized as to cash received in lieu of fractional share interests;

5.          The holding period of the shares of  Premier common stock to be received by a stockholder of Adams will include the period during which the stockholder held the shares of Adams common stock surrendered in exchange therefor, provided the Adams  common stock surrendered is held as a capital asset at the effective time of the Merger.

The federal income tax opinions expressed above are rendered to the parties in the expectation that Premier exchanges solely shares of Premier common stock for Adams common stock, plus any cash paid in lieu of fractional shares of Premier common stock pursuant to the Merger Agreement.

This opinion does not address the federal income tax consequences to certain holders of Adams common stock who may be subject to special tax treatment.  This opinion is based on current provisions of the Code, the Treasury regulations promulgated thereunder, and the interpretation of the Code and such regulations by the courts and the Internal Revenue Service, as they are in effect and exist at the date of this opinion.  It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect.  A material change that is made after the date hereof in any of the foregoing bases for our opinion could adversely affect our conclusion.  No assurances are or can be given that the Internal Revenue Service or the courts will agree with the foregoing conclusions, in whole or in part, although it is our opinion that they should.  While this opinion represents our considered judgment as to the proper federal income tax treatment to the parties concerned based upon the law as it exists as of the date of this letter, and the facts as they were presented to us, it is not binding on the Internal Revenue Service or the courts.  In the event of any change to the applicable law or relevant facts, we would, of necessity, need to reconsider our views.

Sincerely,

LUSE GORMAN POMERENK & SCHICK,
A Professional Corporation